UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )*


                         Name of Issuer: PYRAMID OIL CO.


            Title of Class of Securities: Common Stock, no par value


                            CUSIP Number: 747215 10 1



           Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications:

                                Julia K. O'Neill
                           The Feinberg Law Group, LLC
                           57 River Street, Suite 204
                               Wellesley, MA 02481
                                 (781) 283-5775


Date of Event which Requires Filing of this Statement: June 15, 2005

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Michael D. Herman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS  2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States of America
--------------------------------------------------------------------------------
7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER:

     1,388,485
--------------------------------------------------------------------------------
8    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED VOTING POWER:

     0
--------------------------------------------------------------------------------
9 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER:

     1,388,485
--------------------------------------------------------------------------------
10   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED DISPOSITIVE POWER:

     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,388,485
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     (not checked)
                                                                       [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     56%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING
         EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         (a)      The name of the issuer is Pyramid Oil Co. (the "Issuer").

         (b) The address of the Issuer's principal executive office is 2008 21st Street, Bakersfield, CA 93301.

         (c) The title of the class of securities to which this statement relates is the common stock, no par value, of the Issuer (the "Common Stock").

Item 2.  Identity and Background.

         (a)      The Reporting Person is Michael D. Herman.

         (b) The address of the Reporting Person is PO Box 60446, Colorado Springs, Colorado 80960.

         (c)      Michael D. Herman is a self-employed business consultant.

         (d) Michael D. Herman has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.

         (e) Michael D. Herman has not been a party to any civil proceeding during the last five years as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Michael D. Herman is a citizen of the United States of America.

Item 3.  Source and Amount of Funds and Other Consideration.

         Mr. Herman acquired the common stock for the aggregate purchase price of $3,471,212.50. He borrowed the funds through an existing personal line of credit from [confidential portion omitted and filed separately with the Securities and Exchange Commission].

Item 4.  Purpose of Transaction.

         Mr. Herman acquired the shares for investment purposes. Mr. Herman anticipates being named to the Board of Directors of the Issuer in the near future.

         Except as set forth above, Mr. Herman has no current plans or proposals that relate to or would result in:

         (a)      the acquisition or disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction involving the Issuer or any subsidiary;

         (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary;

         (d)      any changes in the Issuer's board of directors or management;

         (e) any material change in the Issuer's capitalization or dividend policy;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer;

         (h) causing the Issuer's securities to cease to be quoted on the OTC Bulletin Board;

         (i) the Issuer's securities becoming eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the "34 Act"); or

         (j)      any similar action.

         While Mr. Herman has no current plans or proposals with respect to the matters described above, except as indicated above, Mr. Herman is not precluded from making or supporting in the future such plans or proposals as he believes appropriate.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Herman is the beneficial owner of 1,388,485 shares of Common Stock, or approximately 56% of the outstanding Common Stock of the Issuer.

         (b) Mr. Herman has sole power to vote, direct the vote, dispose or and direct the disposition of all of the shares.

         (c) The only transaction effected in the Common Stock by Mr. Herman was the purchase of shares as described in Item 4 hereof.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         There are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Herman and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power of securities of the Issuer.

Item 7.  Material to be filed as Exhibits.

         Exhibit A Stock Purchase Agreement dated as of June 7, 2005

                                   SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Report on Schedule 13D is true, complete and correct.


Dated:  June 20, 2005

                                       /s/ MICHAEL D. HERMAN
                                       -----------------------------------------
                                       Michael D. Herman

                                 EXHIBIT INDEX

Exhibit A      Stock Purchase Agreement dated as of June 7, 2005

                                    EXHIBIT A
                            STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of this 7th day of June, 2005, by and among J. Benjamin Hathaway, Jean Hathaway, Henry D. Hathaway and John J. Hathaway (collectively referred to as "Sellers"), and Michael D. Herman ("Purchaser"), with reference to the following:

         A. Sellers, either directly or jointly with their wives, hold the number of shares of Common Stock, no par value, of Pyramid Oil Company, a California corporation (the "Company"), set forth opposite their respective names on Exhibit A hereto, aggregating 1,388,485 shares (the "Shares") and constituting approximately 56% of the outstanding shares of Common Stock of the Company.

         B. Sellers severally desire to sell and Purchaser desires to purchase and acquire the Shares, all on the terms set forth in this Agreement.

Accordingly, in consideration of the mutual covenants contained herein, the parties agree as follows:

1.       Sale and Purchase

         1.1 Sale and Purchase of Shares. On the basis of the representations and warranties and upon the terms and conditions hereinafter set forth, on the Closing Date (as hereinafter defined), Sellers hereby severally agree to sell, transfer and assign to Purchaser, and Purchaser agrees to purchase, acquire and accept, the number of Shares set forth opposite their respective names on Exhibit A hereto. The certificates evidencing the Shares shall be without restrictive legend and shall be accompanied by such duly executed instruments of transfer and assignment as Purchaser and its counsel may reasonably require. Although the obligations of Sellers in this Agreement are several and not joint, all of the Shares must be sold, assigned and transferred to Purchaser on the Closing Date in consideration of the full purchase price set forth in Section
1.2 hereof, if any are so sold, assigned and transferred, and Sellers' obligations hereunder shall be to deliver all of the Shares against payment of the full purchase price for the Shares. Notwithstanding the foregoing, the parties understand and acknowledge that 2,000 of the Shares owned beneficially by Jean E. Hathaway are held in the "street name" of a brokerage firm, and that the certificate representing such Shares will not be available for delivery to Purchaser at the Closing. The parties agree that the failure to deliver the certificate representing such 2,000 Shares at the Closing will not prevent or delay the Closing. Jean E. Hathaway hereby agrees to provide such certificate after the Closing, accompanied by such duly executed instruments of transfer and assignment as Purchaser and its counsel may reasonably require, as soon as he receives such certificate from the brokerage firm.

         1.2 Non-Refundable Deposit. Within one day after full execution of this Agreement, Purchaser shall pay to Sellers, by wire transfer to Sellers' counsel Heller Ehrman LLP, a deposit in the amount of $15,000 which shall be applied toward the purchase price at the Closing. In the event Purchaser fails to consummate the transaction contemplated hereby for any reason other than a failure or refusal by any Seller to consummate the transaction, then Sellers shall be entitled to retain said sum as a cancellation fee. If any Seller fails or refuses to consummate the transaction contemplated hereby, and Purchaser was ready, willing and able to consummate the transaction, then such sum shall be promptly returned to Purchaser by Sellers. The parties acknowledge and agree that the $15,000 deposit shall not be deemed to be liquidated damages and shall not limit the damages that may be recoverable or the remedies that may be available to any party in the event of a breach of this Agreement by any other party.

         1.3 Purchase Price. The full purchase price for the Shares shall be the sum of $3,471,212.50 ($2.50 per share), which will be paid (less any deposit previously paid) by wire transfer to Heller Ehrman LLP on the Closing Date for distribution to each of the Sellers in the amounts as set forth opposite their names on Exhibit A hereto.

         1.4 Board Seat. On the Closing Date, J. Benjamin Hathaway shall resign from his position as a Director of the Company. It is the understanding of the parties that the remaining members of the Board of Directors have indicated their intention to appoint Michael D. Herman as a Director to fill the resultant vacancy on the Board.

2.       Closing

The consummation of the sale and purchase contemplated by this Agreement shall take place at the offices of Heller Ehrman LLP at 10:00 a.m. on or before June 17, 2005, or at such other time and date as shall be agreed upon by Sellers and Purchaser (the "Closing"), such time and date being hereinafter referred to as the "Closing Date." The parties shall each use their reasonable commercial efforts to satisfy the conditions to closing and cause the purchase and sale to take place.

3.       Representations and Warranties of Sellers

Each Seller hereby severally, and not jointly, represents and warrants to Purchaser as follows:

         3.1 Ownership. Seller will transfer, assign and deliver to Purchaser at the Closing Date good and marketable title to the Shares, free and clear of all claims, charges, claims, encumbrances or equities of any kind or description. Apart from the Shares, Seller neither directly nor indirectly holds or owns any equity or proprietary interest in the Company.

         3.2 Authorization. Seller has the right, power and authority to enter into and to carry out the terms and provisions of this Agreement, and this Agreement is the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and by equitable principles (whether at law or in equity).

         3.3 Spousal Consent. Seller has obtained consent from his spouse (if applicable) to the sale of the Shares as contemplated hereby in the form of Exhibit B hereto, or consent of such Seller's spouse (if applicable) is not required in order to consummate the sale of the Shares contemplated by this Agreement.

4.       Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to Sellers as follows:

         4.1 Capacity. Purchaser is an individual resident of Colorado Springs, Colorado with legal capacity to enter into this Agreement and perform his obligations hereunder.

         4.2 Authorization. Purchaser has the right, power and authority to enter into and to carry out the terms and provisions of this Agreement, and this Agreement is the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and by equitable principles (whether at law or in equity).

5.       Conditions Precedent to Purchaser's Obligation to Close

         The obligation of Purchaser to consummate the purchase of the Shares as contemplated by this Agreement is expressly subject to the satisfaction, on or prior to the Closing Date, of all of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part by Purchaser in writing):

         5.1 Representations and Warranties. Except as may otherwise be permitted by this Agreement, all representations and warranties of Sellers contained in this Agreement shall be true and correct as of the Closing Date as if made at and as of such date.

         5.2 Covenants. Sellers shall have performed and satisfied all covenants and conditions required by this Agreement to be performed or satisfied by them on or prior to the Closing Date.

         5.3 Absence of Litigation. No action or proceedings shall have been instituted or threatened prior to or at the Closing Date before any court or governmental body or authority pertaining to the acquisition by Purchaser of the Shares hereunder, the result of which could prevent or make illegal the consummation of such acquisition.

6.       Conditions Precedent to Sellers' Obligations to Close

         The obligations of Sellers hereunder to consummate the sale of the Shares as contemplated by this Agreement are expressly subject to the satisfaction on or prior to the Closing Date of all of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part in writing by Sellers):

     6.1 Representations and Warranties. Except as may otherwise be permitted by this Agreement, all representations and warranties of Purchaser contained in this Agreement shall be true and correct as of the Closing Date as if made at and as of such date.

     6.2 Covenants. Purchaser shall have performed and satisfied all covenants and conditions required by this Agreement to be performed or satisfied by it on or prior to the Closing Date.

     6.3 Absence of Litigation. No action or proceedings shall have been instituted or threatened prior to or at the Closing Date before any court or governmental body or authority pertaining to the sale by Sellers of the Shares hereunder, the result of which could prevent or make illegal the consummation of such sale.

7.       Miscellaneous

         7.1 Brokers and Finders. Sellers and Purchaser each represent to each other that they have not retained any broker or finder and are not paying any broker's or finder's fee in connection with the transactions contemplated by this Agreement, except for fees payable to D.A. Davidson & Co., for which Sellers shall be solely responsible.

         7.2 Purchase for Investment. Purchaser represents that the Shares are being purchased for investment for its own account and not with a view to the distribution or resale of any of such Shares.

         7.3 Expenses. Sellers agree to pay all expenses incurred by them in connection with or arising out of this Agreement and the transactions contemplated hereby, including, but not limited to, all fees and expenses of their counsel and of D.A. Davidson & Co. Purchaser agrees to pay all expenses incurred by it in connection with or arising out of this Agreement, including, but not limited to, all fees and expenses of its counsel.

         7.4 Termination of Representations. All representations and warranties of Sellers in this Agreement shall terminate immediately upon the consummation of the sale and purchase of the Shares under this Agreement, other than the representations and warranties set forth in Section 3.1 hereof, which shall survive the consummation of such sale and purchase.

         7.5 Lack of Reliance by Purchaser. Purchaser acknowledges that it has had an opportunity to review the publicly available information concerning the Company, to conduct due diligence at the Company's offices and to otherwise independently satisfy itself as to the business affairs, financial results and condition, capitalization, operations and prospects of the Company, and that it is not relying on any information or assurances given by Sellers with respect to any such matters.

         7.6 Notices. Any notice or other communications required or permitted hereunder shall be in writing, and shall be deemed to have been given when personally delivered, when delivered by overnight courier or twenty-four hours after being placed in the United States mail, registered, postage prepaid, addressed as follows:

If to Sellers:

         J. Benjamin Hathaway
         17150 Advantage Pointe Dr.
         Bakersfield, CA 93306

with a copy to:

         Neal H. Brockmeyer, Esq.
         Heller Ehrman LLP
         601 South Figueroa Street
         Los Angeles, CA 90017

If to Purchaser:

         By Mail:
         Michael D. Herman
         PO Box 60446
         Colorado Springs, CO 80960

         By Overnight Courier or Personal Delivery:
         Michael D. Herman
         4745 Broadlake View
         Colorado Springs CO 80906

with a copy to:

         Julia K. O'Neill, Esq.
         The Feinberg Law Group, LLC
         57 River Street, Suite 204
         Wellesley, MA 02481

Each of the parties shall be entitled to specify a different address by giving notice as aforesaid.

         7.7 Entire Agreement. This Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No amendment, modification or waiver of this Agreement shall be binding unless executed in writing by the party or parties to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

         7.8 Headings. Section and subsection headings are not to be considered part of this Agreement and are included solely for convenience and reference and are not intended to be full or accurate descriptions of the contents thereof.

         7.9 Successors and Assigns. All of the terms, provisions and obligations of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, representatives, successors and assigns. No party can assign its rights under this Agreement without the consent of the other parties.

         7.10 Governing Law. The parties agree that the validity, construction and interpretation of this Agreement shall be governed by the laws of the State of California.

         7.11 Counterparts. This Agreement may be executed in two or more counterparts, each one of which shall be deemed an original, but all of which shall constitute one and the same instrument. The exchange of copies of this Agreement by facsimile transmitted electronically will constitute effective execution and delivery of this Agreement, and signatures by facsimile transmitted electronically will constitute original signatures for all purposes

         7.12 Third Parties. Nothing in this Agreement, expressed or implied, is intended to confer upon any person other than Sellers and Purchaser any rights or remedies under or by reason of this Agreement.

         7.13 Appointment of Agent. Each Seller hereby designates and appoints
J. Benjamin Hathaway as his agent and attorney-in-fact with full power and authority to execute, deliver and receive on his behalf all notices, requests and other communications under this Agreement; to fix and alter on his behalf the date, time and place of the Closing; to waive, amend or modify any provisions of this Agreement; and to take such other action on his behalf in connection with this Agreement, the Closing and the transactions contemplated hereby as such agent shall in his discretion deem appropriate. J. Benjamin Hathaway agrees to act in such capacity.

         7.14 Termination. This Agreement and the transactions contemplated hereby (a) may be terminated at any time prior to the Closing by consent of Sellers and Purchaser, and (b) shall automatically terminate if the Closing shall not have occurred prior to June 15, 2005. In the event of termination by virtue of the Closing not having occurred by such date, other than as a result of a breach by Sellers or Purchaser of their or its covenants contained herein, this Agreement shall thereafter become void and of no further force and effect.

         7.15 Construction. The parties have each been represented by legal counsel of their own choosing in connection with the negotiation of the terms of this Agreement, and the terms shall be interpreted according to their fair meaning without regard to whether this Agreement was prepared or drafted initially or principally by either party or its counsel.

         7.16 Public Announcement. No party shall issue any public announcement, press release or similar publicity with respect to this Agreement or the sale and purchase contemplated hereby, without the consent of the other parties, except that Sellers can amend the Schedule 13D that they previously filed with the Securities and Exchange Commission (the "SEC") and file the same with the SEC, which amendment may include this Agreement as an exhibit.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date and year first set forth above.


                                       Sellers:

                                       /s/ J. BENJAMIN HATHAWAY
                                       -----------------------------------------
                                       J. Benjamin Hathaway


                                       /s/ JEAN HATHAWAY
                                       -----------------------------------------
                                       Jean E. Hathaway


                                       /s/ HENRY D. HATHAWAY
                                       -----------------------------------------
                                       Henry D. Hathaway


                                       /s/ JOHN J. HATHAWAY
                                       -----------------------------------------
                                       John J. Hathaway


                                       Purchaser:

                                       /s/ MICHAEL D. HERMAN
                                       -----------------------------------------
                                       Michael D. Herman

                                    Exhibit A

----------------------------- -------------------- -----------------------
 Name and Address              Number of Shares          Purchase Price
----------------------------- -------------------- -----------------------
J. Benjamin Hathaway                516,908                $1,292,270
17150 Advantage Pointe Dr.
Bakersfield, CA 93306
----------------------------- -------------------- -----------------------
Jean E. Hathaway                    301,709                $754,272.50
161 Acacia Ave.
Oroville, CA 95966
----------------------------- -------------------- -----------------------
Henry D. Hathaway                   292,209                $730,522.50
P.O. Box 161473
Big Sky, MT 61473
----------------------------- -------------------- -----------------------
John J. Hathaway                    277,659                $694,147.50
P.O. Box 96085
Las Vegas, NV 89193
----------------------------- -------------------- -----------------------

                                    Exhibit B

                                 Spousal Consent

         Reference is hereby made to that certain Stock Purchase Agreement dated as of June 7, 2005, by and among J. Benjamin Hathaway, Jean Hathaway, Henry D. Hathaway and John J. Hathaway, and Michael D. Herman. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in such Agreement.

         The undersigned is the spouse of J. Benjamin Hathaway, one of the Sellers under the Agreement, and hereby acknowledges that she has read the foregoing Agreement and knows its contents. The undersigned is aware that under the terms of the Agreement, her spouse agrees to sell all of his Shares, including her community property or joint tenancy interest therein, if any. The undersigned hereby consents to the sale, approves the provisions of the Agreement and agrees that the Shares and her interest in them, if any, are subject to the provisions of the Agreement and that she will take any further actions necessary to effectuate the provisions of the Agreement.


Dated: June 7, 2005
                                       /s/ NANCY HATHAWAY
                                       -----------------------------------------
                                       NANCY HATHAWAY


                                 Spousal Consent

         Reference is hereby made to that certain Stock Purchase Agreement dated as of June 7, 2005, by and among J. Benjamin Hathaway, Jean Hathaway, Henry D. Hathaway and John J. Hathaway, and Michael D. Herman. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in such Agreement.

         The undersigned is the spouse of Henry D. Hathaway, one of the Sellers under the Agreement, and hereby acknowledges that she has read the foregoing Agreement and knows its contents. The undersigned is aware that under the terms of the Agreement, her spouse agrees to sell all of his Shares, including her community property or joint tenancy interest therein, if any. The undersigned hereby consents to the sale, approves the provisions of the Agreement and agrees that the Shares and her interest in them, if any, are subject to the provisions of the Agreement and that she will take any further actions necessary to effectuate the provisions of the Agreement.


Dated: June 7, 2005
                                       /s/ MARION HATHAWAY
                                       -----------------------------------------
                                       MARION HATHAWAY

                                 Spousal Consent

         Reference is hereby made to that certain Stock Purchase Agreement dated as of June 7, 2005, by and among J. Benjamin Hathaway, Jean Hathaway, Henry D. Hathaway and John J. Hathaway, and Michael D. Herman. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in such Agreement.

         The undersigned is the spouse of John J. Hathaway, one of the Sellers under the Agreement, and hereby acknowledges that she has read the foregoing Agreement and knows its contents. The undersigned is aware that under the terms of the Agreement, her spouse agrees to sell all of his Shares, including her community property or joint tenancy interest therein, if any. The undersigned hereby consents to the sale, approves the provisions of the Agreement and agrees that the Shares and her interest in them, if any, are subject to the provisions of the Agreement and that she will take any further actions necessary to effectuate the provisions of the Agreement.


Dated: June 7, 2005
                                       /s/ MARIA HATHAWAY
                                       -----------------------------------------
                                       MARIA HATHAWAY


                                 Spousal Consent

         Reference is hereby made to that certain Stock Purchase Agreement dated as of June 7, 2005, by and among J. Benjamin Hathaway, Jean Hathaway, Henry D. Hathaway and John J. Hathaway, and Michael D. Herman. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in such Agreement.

         The undersigned is the spouse of Jean Hathaway, one of the Sellers under the Agreement, and hereby acknowledges that she has read the foregoing Agreement and knows its contents. The undersigned is aware that under the terms of the Agreement, her spouse agrees to sell all of his Shares, including her community property or joint tenancy interest therein, if any. The undersigned hereby consents to the sale, approves the provisions of the Agreement and agrees that the Shares and her interest in them, if any, are subject to the provisions of the Agreement and that she will take any further actions necessary to effectuate the provisions of the Agreement.


Dated: June 7, 2005
                                       /s/ MEREDITH HATHAWAY
                                       -----------------------------------------
                                       MEREDITH HATHAWAY